SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

News Release	July 2, 2004 at 06.30 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso’s deferred tax liabilities will decrease as a result of new Finnish tax legislation

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that on 30 June 2004 the Finnish parliament passed new tax legislation including a reduction in the corporate tax rate from 29% to 26% and a change in the tax treatment of capital gains and losses. As a result of these changes, Stora Enso’s net deferred tax liabilities as per 31 December 2003 will decrease by about EUR 20 million, of which EUR 40 million is due to the change in tax rate and EUR -20 million due to the change in taxation of capital gains and losses.

The net change will credit taxes in the Q2/2004 Profit and Loss Statement. It will not have any immediate cash flow effect.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America, tel. 715 422 1521

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.2 billion in 2003. The Group has some 44 000 employees in more than 40 countries in five continents and an annual production capacity of 15.7 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 2.8 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2004	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel